Exhibit 4.3
CERECOR INC.

Option Grant Notice

Cerecor Inc. (the “Company”) hereby grants to the Grantee designated below an option (the “Option”) to purchase the number of shares of Common Stock (the “Share”) set forth below at the exercise price set forth below. This Option is subject to all of the terms and conditions as set forth in this Option Grant Notice (the “Grant Notice”), the Option Agreement (the “Agreement”), and the Notice of Exercise, all of which are attached hereto and incorporated herein in their entirety. Capitalized terms not explicitly defined in this Grant Notice but defined the in Agreement will have the same definitions as in the Agreement.

The grant of this Option is made pursuant to the inducement grant exception under NASDAQ Stock Market Rule 5635(c)(4), and not pursuant to the Company’s Amended and Restated 2016 Equity Incentive Plan or any other equity incentive plan of the Company.

Grantee:	Jeffrey Wilkins
Date of Grant:	February 4, 2020
Vesting Commencement Date:	February 4, 2020
Number of Shares Subject to Option:	375,000
Exercise Price (Per Share):	$4.09
Total Exercise Price:	$1,533,750
Expiration Date:	February 4, 2030

Type of Grant:	Nonstatutory Stock Option
Exercise Schedule:	Same as Vesting Schedule. This Option may not be exercised prior to vesting.
Vesting Schedule:
This Option will vest as follows: Twenty-five percent (25%) of the shares subject to the Option will vest on the first anniversary of the Vesting Commencement Date, with the remainder vesting in thirty-six (36) equal installments each month thereafter, in each case subject to your Continuous Service (as defined in the Agreement) through each applicable vesting date. Vesting will end upon the termination of your Continuous Service, subject to accelerated vesting in certain cases as described in that certain letter agreement between you and the Company dated January 29, 2020 (the "Employment Agreement").

Payment
By one or a combination of the following items (as described in the Agreement):

☒ By cash, check, bank draft or money order payable to the Company
☒ Pursuant to a Regulation T Program if the Shares are publicly traded
☒ By delivery of already-owned Shares if the Shares are publicly traded
☒ Subject to the Company's consent at the time of exercise, by a “net exercise” arrangement

Additional Terms/Acknowledgments: This grant corrects and replaces the original grant dated on February 3, 2020 in order to properly align with your start date of February 4, 2020, as reflected in your executed employment agreement. (and therefore, your original grant dated on February 3, 2020 is null and void).

Additionally, you acknowledge receipt of, and understand and agree to, this Grant Notice and the Agreement. You further acknowledge that as of the Date of Grant, this Grant Notice, the Agreement, and the applicable provisions of the Employment Agreement, set forth the entire understanding between you and the Company regarding this Option and supersede all prior oral and written agreements, promises and/or representations regarding this Option, with the exception, if applicable, of (i) the Company’s stock ownership guidelines, and (ii) any compensation recovery policy that is adopted by the Company or is otherwise required by applicable law. By accepting this Option, you consent to receive this Grant Notice, the Agreement, and any other Option-related documents by electronic delivery including through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

CERECOR INC.	GRANTEE:
/s/ Joseph Miller	/s/ Jeffrey Wilkins
Title: Chief Financial Officer

Attachments: Option Agreement, Notice of Exercise